For Immediate Release

SuperCom Reports Full Year 2013 Financial Results

For Full Year 2013, EPS is 0.71, gross margin at 79%; net income at $6.5 million;

Herzliya, Israel, March 27, 2014 – SuperCom Ltd (NASDAQ: SPCB), a leading provider of Electronic Intelligence Solutions for National ID, Public Safety and HealthCare, today announced its results for the full year of 2013.

The acquisition of the SmartID division from On Track Innovations (NASDAQ: OTIV) was completed in December 2013 and therefore SuperCom’s consolidated balance sheet for December 31, 2013 includes the assets and liabilities of the acquired division. The operations of the SmartID division will significantly contribute to SuperCom's results starting from the first quarter of 2014.

Financial Highlights

•	Full year revenue of $8.8 million;
•	Full year gross margin of 79%;
•	Full year net income of $6.5 million;
•	Full year EPS at $0.71;
•	Year end shareholders’ equity of $19.4 million.

“2013 has been an important year from both a business and strategic perspective,” commented Arie Trabelsi, CEO of SuperCom. “In the fourth quarter, we invested substantial resources and funds to acquire and merge the operations of the SmartID division. We have worked hard to consolidate our operations in order to unlock the untapped potential and realize the true value of the combined business. In 2014, we have already received new orders and won new business which will positively contribute to our results.”

Continued Mr. Trabelsi, “From a financial perspective, 2013 was also a good year. We ended the year raising money through a secondary offering which increased our working capital, strengthened our balance sheet and financed the acquisition. We continued to present strong business results across all parameters, at a time when management was also focused on completing a major acquisition and public offering, indicating the strength and stability of our operations.”

Concluded Mr. Trabelsi, “I look forward to an exciting year in 2014 as we continue to work hard increasing shareholder value by leveraging our outstanding team, along with our technologies and solutions geared to our fast growing applicable markets.”

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About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Company Contact:

Ordan Trabelsi, President US Operations

Tel: 1 212 675 4606

ordan@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green GK Investor Relations Tel: 1 646 201 9246 supercom@gkir.com	Media Relations Contact: Matthew Krieger GK Public Relations Tel: 1 914 768 4219 matthew@gkipr.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

** Tables to Follow **

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SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2013	2012

CURRENT ASSETS
Cash and cash equivalents	2,673	225
Restricted bank deposits	85	-
Trade receivable, net	3,096	1,598
Deferred tax short term	2,183	516
Other accounts receivable and prepaid expenses	3,365	311
Inventories, net	707	280

Total current assets	12,109	2,930

LONG-TERM ASSETS
Severance pay funds	294	203
Deferred tax long term	3,930	517
Customer Contracts	8,189	-
Software and other IP	6,210	-
Goodwill	832	-
Property & equipment, net	176	93

Total Assets	31,740	3,743

CURRENT LIABILITIES
Short-term bank credit	1	101
Trade payables	3,279	1,780
Employees and payroll accruals	419	138
Accrued expenses and other liabilities	2,480	777
Short-term liability for future earn-out	1,624	-

Total current liabilities	7,803	2,796

LONG-TERM LIABILITIES
Long-term liability for future earn-out	4,146	-
Accrued severance pay	399	236

Total long-term liabilities	4,545	236

SHAREHOLDERS' EQUITY:
Ordinary shares	904	574
Additional paid-in capital	55,530	43,518
Amount of liability extinguished on account of shares	-	127
Accumulated deficit	(37,042)	(43,508)

Total shareholders' equity	19,392	711

	31,740	3,743

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SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2013	2012	2011

Revenues	8,822	8,940	7,922
Cost of revenues	1,896	1,619	3,306
Gross profit	6,926	7,321	4,616

Operating expenses:
Research and development	564	313	462
Selling and marketing	3,158	3,060	3,505
General and administrative	1,183	857	732
Other expenses (income)	507	1,085	(137)
Total operating expenses	5,412	5,315	4,562

Operating income	1,514	2,006	54
Financial income (expenses), net	(156)	1,805	990

Income before income tax	1,358	3,811	1,044
Income tax benefit (expense)	5,108	1,006	(25)

Net income	6,466	4,817	1,019

Net earnings per share:
Basic	$0.71	$0.75	$0.47
Diluted	$0.70	$0.59	$0.37

Weighted average number of ordinary shares used in computing basic earnings per share	9,100,075	6,464,808	2,147,370
Weighted average number of ordinary shares used in computing diluted earnings per share	9,182,532	8,156,339	2,755,353

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SUPERCOM LTD.

QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands)

	Three months Ended December 31	Three months Ended September 30	Three months Ended June 30	Three months Ended March 31
	2013	2013	2013	2013
	Unaudited

REVENUES	2,905	2,014	1,871	2,032
COST OF REVENUES	1,001	354	237	304

GROSS PROFIT	1,904	1,660	1,634	1,728

OPERATING EXPENSES:
Research and development	93	122	216	133
Selling and marketing	999	749	706	704
General and administrative	443	305	197	238
Other expenses	507	-	-	-

Total operating expenses	2,042	1,176	1,119	1,075

OPERATING INCOME (LOSS)	(138)	484	515	653

FINANCIAL EXPENSES, NET	69	45	14	28

INCOME(LOSS) BEFORE INCOME TAX	(207)	439	501	625
INCOME TAX BENEFIT	1,060	1,047	2,151	850

NET INCOME FOR THE PERIOD	853	1,486	2,652	1,475

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